Exhibit 99.3

SCAN TO VIEW MATERIALS & VOTE

VINCI PARTNERS INVESTMENTS LTD.
AV. BARTOLOMEU MITRE, 336, LEBLON
RIO DE JANEIRO RJ, 22431-002
BRAZIL

VOTE BY INTERNET
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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 11, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/VINP2024**

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V55959-P17518 KEEP THIS PORTION FOR YOUR RECORDS

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VINCI PARTNERS INVESTMENTS LTD.

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2023 be approved and ratified;	☐	☐	☐
2. As an ordinary resolution, that Peter Ogilvie shall be appointed as director of the Company, following his appointment as interim director by the Board on October 30, 2023;	☐	☐	☐
3. As a special resolution, as a single voting item, to approve in all respects the business combination between the Company and MNC Holdings Limited (the "**Business Combination**"), with the Company being authorised to merge with Merging Company, a new exempted company incorporated under the laws of the Cayman Islands that will become the sole shareholder of MNC Holdings Limited, so that the Company be the surviving company, such that all the rights, property, business undertaking, goodwill, benefits, immunities and privileges of the Merging Company shall vest in the Company, and the Company will become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges and security interests, and all contracts, obligations, claims, debts and liabilities of the Merging Company by virtue of such merger pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands, and in connection therewith:	☐	☐	☐

3a. The Company be authorised to enter into the Plan of Merger in substantially the form annexed hereto (the "**Plan of Merger**") (and for the purposes of Part XVI of the Companies Act, the Plan of Merger is hereby authorised by the Company pursuant to these shareholders' resolutions passed by special resolution);

3b. There being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Date (as defined in the Plan of Merger), the Plan of Merger be executed by any one Director on behalf of the Company and any Director be authorised to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

3c. As at the Effective Date (as defined in the Plan of Merger), the Memorandum and Articles of Association of the Company shall continue to be the Memorandum and Articles of Association;

	For	Against	Abstain
4. As a special resolution, the other transactions contemplated by the Merger Agreement, be approved and adopted in all respects;	☐	☐	☐
5. Subject to and upon the closing of the Business Combination (the "**Closing**"), as an ordinary resolution, Mr. Manuel José Balbontín be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association;	☐	☐	☐
6. Subject to and upon the Closing, as an ordinary resolution, Mr. Jaime de la Barra be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association; and	☐	☐	☐
7. As an ordinary resolution, all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these resolutions by any Director or officer of the Company in connection with the transactions contemplated by the Proposals be approved, ratified and confirmed in all respects.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

V55960 - P17518 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Form 20 - F is available at www.proxyvote.com. Continued and to be signed on reverse side VINCI PARTNERS INVESTMENTS LIMITED Proxy for Annual General Meeting of Shareholders on September 12, 2024 Solicited on Behalf of the Board of Directors I/We Please Print Name(s) of Please Print Address(es) being (a) shareholder(s) of the Company hereby appoint of or failing him/her of or failing him/her the duly appointed chairman of the Meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of shareholders (the "AGM") of Vinci Partners Investments Limited (the "Company") to be held on September 12 , 2024 at 10 : 00 a . m . , Rio de Janeiro time, being 9 : 00 a . m . , New York time, at the offices of the Company located at Av . Bartolomeu Mitre, 336 , Leblon, Rio de Janeiro RJ, 22431 - 002 , Brazil and at any adjournment of the AGM . My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matter specified in the Notice of the AGM as indicated on the reverse side :

Your Vote Counts! *Please check the meeting materials for any special requirements for meeting attendance. Smartphone users Point your camera here and vote without entering a control number For complete information and to vote, visit www.ProxyVote.com Control # V55962 - P17518 VINCI PARTNERS INVESTMENTS LTD. AV. BARTOLOMEU MITRE, 336, LEBLON RIO DE JANEIRO RJ, 22431 - 002 BRAZIL VINCI PARTNERS INVESTMENTS LTD. 2024 Annual General Meeting Vote by September 11, 2024 11:59 PM ET Vote Virtually at the Meeting* September 12, 2024 9:00 a.m., New York Time Virtually at: www.virtualshareholdermeeting.com/VINP2024 You invested in VINCI PARTNERS INVESTMENTS LTD. and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on September 12, 2024. Get informed before you vote View the Form 20 - F online OR you can receive a free paper or email copy of the material(s) by requesting prior to August 29, 2024. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1 - 800 - 579 - 1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”. Voting Items Board Recommends V55963 - P17518 Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. For 1. As an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2023 be approved and ratified; For 2. As an ordinary resolution, that Peter Ogilvie shall be appointed as director of the Company, following his appointment as interim director by the Board on October 30, 2023; For 3 . As a special resolution, as a single voting item, to approve in all respects the business combination between the Company and MNC Holdings Limited (the “ Business Combination ”), with the Company being authorised to merge with Merging Company, a new exempted company incorporated under the laws of the Cayman Islands that will become the sole shareholder of MNC Holdings Limited, so that the Company be the surviving company, such that all the rights, property, business undertaking, goodwill, benefits, immunities and privileges of the Merging Company shall vest in the Company, and the Company will become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges and security interests, and all contracts, obligations, claims, debts and liabilities of the Merging Company by virtue of such merger pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands, and in connection therewith : 3 a . The Company be authorised to enter into the Plan of Merger in substantially the form annexed hereto (the “ Plan of Merger ”) (and for the purposes of Part XVI of the Companies Act, the Plan of Merger is hereby authorised by the Company pursuant to these shareholders’ resolutions passed by special resolution) ; 3 b . There being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Date (as defined in the Plan of Merger), the Plan of Merger be executed by any one Director on behalf of the Company and any Director be authorised to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands ; and 3c. As at the Effective Date (as defined in the Plan of Merger), the Memorandum and Articles of Association of the Company shall continue to be the Memorandum and Articles of Association; For 4. As a special resolution, the other transactions contemplated by the Merger Agreement, be approved and adopted in all respects; For 5 . Subject to and upon the closing of the Business Combination (the “ Closing ”), as an ordinary resolution, Mr . Manuel José Balbontin be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association ; For 6 . Subject to and upon the Closing, as an ordinary resolution, Mr . Jaime de la Barra be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association ; and For 7 . As an ordinary resolution, all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these resolutions by any Director or officer of the Company in connection with the transactions contemplated by the Proposals be approved, ratified and confirmed in all respects . NOTE: Such other business as may properly come before the meeting or any adjournment thereof.